UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 January 2022
Number	03/22

RESULTS OF THE BHP GROUP SHAREHOLDER MEETINGS IN CONNECTION WITH UNIFICATION

BHP Shareholders approve Unification Resolutions

On 2 December 2021, BHP announced a final Board decision to unify BHP’s corporate structure under its existing Australian parent company, BHP Group Limited. BHP is pleased to announce that BHP Shareholders have approved each of the unification resolutions at the BHP Group Limited General Meeting, the BHP Group Plc Scheme Meeting and the BHP Group Plc General Meeting.

Attached are the results of the business conducted at the BHP Group Limited General Meeting, held virtually in Australia on 20 January 2022, and both the BHP Group Plc Scheme Meeting and the BHP Group Plc General Meeting that were held in London, United Kingdom on 20 January 2022. A poll was conducted on each of the proposed resolutions and the poll results for each meeting are attached.

The final proxy position for each meeting is detailed in Appendix 1. The additional information required by the United Kingdom Companies Act 2006 in respect of the BHP Group Plc Scheme Meeting and the BHP Group Plc General Meeting is provided in Appendix 2.

Copies of the resolutions approved at each of the meetings have been submitted to the FCA National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. A copy of the proposed amendments to the BHP Group Plc articles of association together with a copy of the BHP Group Plc articles of association adopted at the BHP Group Plc General Meeting are also available for inspection on the FCA National Storage Mechanism.

Next steps and expected timetable of events

Unification involves a scheme of arrangement and still requires the UK Court’s sanction of the Plc Scheme. The Court Sanction Hearing is expected to take place on 25 January 2022. The dates and times in the detailed timetable as set out in the Shareholder Circular published by BHP on 8 December 2021 remain unchanged.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

The poll results for the BHP Group Limited general meeting are as follows:

	Business	Votes For	%*	Votes Against	%*	Total Votes Cast	Abstentions**	Result
1	To approve the amendments to the Constitution of BHP Group Limited	1,384,096,213	97.63	33,567,895	2.37	1,417,664,108	3,408,584	Carried
2	To approve the terms of the Limited Special Voting Share Buy-back Agreement	1,383,908,921	97.61	33,946,024	2.39	1,417,854,945	3,216,466	Carried
3	To approve the terms of the DLC Dividend Share Buy-back Agreement	1,383,947,661	97.61	33,881,125	2.39	1,417,828,786	3,242,625	Carried
4	To approve the Class Rights Actions in connection with the Plc Special Voting Share Buy-back	1,383,581,955	97.60	34,037,763	2.40	1,417,619,718	3,448,963	Carried
5	To approve the Class Rights Action in connection with the change in status of BHP Group Plc from a public listed company to a private limited company	1,383,561,376	97.61	33,807,442	2.39	1,417,368,818	3,702,593	Carried

*	Rounded to two decimal places
**	A vote abstained is not counted in the calculation of the proportion of votes for and against each resolution.

The poll results for the BHP Group Plc scheme meeting are as follows:

		Results of the Court Meeting	Scheme Shares voted		Scheme Shareholders who voted**		No. of Scheme Shares voted as a % of the Scheme Shares eligible to be voted at the Court Meeting*
Business			Number	%*	Number	%*
1	To approve the Plc Scheme proposed to be made between BHP Group Plc and the Scheme Shareholders	For	1,365,986,837	96.12	1,180	83.99	64.68
		Against	55,108,121	3.88	225	16.01	2.61
		Total	1,421,094,958	100	1,405	100	67.28

*	Rounded to two decimal places
**

Where a Scheme Shareholder has cast come of their votes “for” and some of their votes “against” the resolution, such Scheme Shareholder has been counted as having voted both “for” and “against” the resolution for the purposes of determining the number of Scheme Shareholders who voted as set out in this column

The poll results for the BHP Group Plc general meeting are as follows:

	Business	Votes For	%*	Votes Against	%*	Total Votes Cast	Votes withheld**	Result
1	To approve that the directors of BHP Group Plc be authorised to take all such action as they may consider necessary or appropriate for carrying the Plc Scheme and Unification into effect	1,374,794,713	97.17	40,065,268	2.83	1,414,859,981	2,151,451	Carried
2	To approve the terms of the Plc Special Voting Share Buy- back Agreement	1,373,958,053	97.15	40,244,570	2.85	1,414,202,623	2,134,680	Carried
3	To approve the Class Rights Actions in connection with the Plc Special Voting Share Buy-back	1,373,938,613	97.15	40,244,632	2.85	1,414,183,245	2,154,058	Carried
4	To approve the amendments to the articles of association of BHP Group Plc	1,374,300,175	97.18	39,855,970	2.82	1,414,156,145	2,181,158	Carried
5	To approve the Class Rights Action in connection with the change in status of BHP Group Plc from a public listed company to a private limited company	1,374,258,391	97.18	39,894,522	2.82	1,414,152,913	2,184,390	Carried

*	Rounded to two decimal places
**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

APPENDIX 1

BHP Group Limited general meeting – Final Proxy Position

1	To approve the amendments to the Constitution of BHP Group Limited
*	Total number of votes exercisable by all proxies validly appointed	1,416,951,053

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,371,737,763

-	was to vote against the resolution	33,567,633

-	was to abstain on the resolution	3,101,056

-	may vote at the proxy’s discretion	11,645,657

2	To approve the terms of the Limited Special Voting Share Buy-back Agreement
*	Total number of votes exercisable by all proxies validly appointed	1,417,147,588

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,371,501,002

-	was to vote against the resolution	33,946,009

-	was to abstain on the resolution	2,904,521

-	may vote at the proxy’s discretion	11,700,577

3	To approve the terms of the DLC Dividend Share Buy-back Agreement
*	Total number of votes exercisable by all proxies validly appointed	1,417,121,429

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,371,529,378

-	was to vote against the resolution	33,880,963

-	was to abstain on the resolution	2,930,680

-	may vote at the proxy’s discretion	11,711,088

4	To approve the Class Rights Actions in connection with the Plc Special Voting Share Buy-back
*	Total number of votes exercisable by all proxies validly appointed	1,416,913,608

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,371,177,778

-	was to vote against the resolution	34,037,748

-	was to abstain on the resolution	3,136,771

-	may vote at the proxy’s discretion	11,698,082

5	To approve the Class Rights Action in connection with the change in status of BHP Group Plc from a public listed company to a private limited company
*	Total number of votes exercisable by all proxies validly appointed	1,416,661,476

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,371,151,781

-	was to vote against the resolution	33,807,442

-	was to abstain on the resolution	3,390,633

-	may vote at the proxy’s discretion	11,702,253

BHP Group Plc scheme meeting – Final Proxy Position

1	To approve the Plc Scheme proposed to be made between BHP Group Plc and the Scheme Shareholders
*	Total number of votes exercisable by all proxies validly appointed	1,421,093,519

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,365,976,697

-	was to vote against the resolution	55,106,681

-	may vote at the proxy’s discretion	10,141

BHP Group Plc general meeting – Final Proxy Position

1	To approve that the directors of BHP Group Plc be authorised to take all such action as they may consider necessary or appropriate for carrying the Plc Scheme and Unification into effect
*	Total number of votes exercisable by all proxies validly appointed	1,417,011,439

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,374,769,785

-	was to vote against the resolution	40,065,268

-	was to withhold voting on the resolution	2,151,451

-	may vote at the proxy’s discretion	24,935

2	To approve the terms of the Plc Special Voting Share Buy-back Agreement
*	Total number of votes exercisable by all proxies validly appointed	1,416,337,310

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,373,932,710

-	was to vote against the resolution	40,244,570

-	was to withhold voting on the resolution	2,134,680

-	may vote at the proxy’s discretion	25,350

3	To approve the Class Rights Actions in connection with the Plc Special Voting Share Buy-back
*	Total number of votes exercisable by all proxies validly appointed	1,416,337,310

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,373,913,270

-	was to vote against the resolution	40,244,632

-	was to withhold voting on the resolution	2,154,058

-	may vote at the proxy’s discretion	25,350

4	To approve the amendments to the articles of association of BHP Group Plc
*	Total number of votes exercisable by all proxies validly appointed	1,416,337,310

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,374,274,268

-	was to vote against the resolution	39,855,970

-	was to withhold voting on the resolution	2,181,158

-	may vote at the proxy’s discretion	25,914

5	To approve the Class Rights Action in connection with the change in status of BHP Group Plc from a public listed company to a private limited company
*	Total number of votes exercisable by all proxies validly appointed	1,416,337,310

*	Total number of votes in respect of which the appointments specified that the proxy -
-	was to vote for the resolution	1,374,230,559

-	was to vote against the resolution	39,894,522

-	was to withhold voting on the resolution	2,184,390

-	may vote at the proxy’s discretion	27,839

APPENDIX 2

Additional Information – BHP Group Plc scheme meeting

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Group Plc, the votes validly cast as a percentage of the company’s total issued share capital (as at the close of the BHP Group Plc scheme meeting on 20 January 2022) are:

	Item of Business	Votes Cast %
1	To approve the Plc Scheme proposed to be made between BHP Group Plc and the Scheme Shareholders	67.28

Additional Information – BHP Group Plc general meeting

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 and in respect of BHP Group Plc, the votes validly cast as a percentage of the company’s total issued share capital (as at the close of the BHP Group Plc general meeting on 20 January 2022) are:

	Item of Business	Votes Cast %
1	To approve that the directors of BHP Group Plc be authorised to take all such action as they may consider necessary or appropriate for carrying the Plc Scheme and Unification into effect	66.99
2	To approve the terms of the Plc Special Voting Share Buy-back Agreement	66.96
3	To approve the Class Rights Actions in connection with the Plc Special Voting Share Buy-back	66.96
4	To approve the amendments to the articles of association of BHP Group Plc	66.96
5	To approve the Class Rights Action in connection with the change in status of BHP Group Plc from a public listed company to a private limited company	66.96

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BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
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Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
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Members of the BHP Group which is headquartered in Australia

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Disclaimer

BHP makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this release.

This release is for information purposes only and is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for or otherwise acquire or dispose of any BHP securities or the solicitation of any vote or approval in any jurisdiction pursuant to unification or otherwise, nor will there be any sale, issuance or transfer of any BHP securities pursuant to unification or otherwise in any jurisdiction in contravention of applicable law. This release does not constitute a prospectus or prospectus equivalent document.

Prior to making any decision in relation to unification or as to whether to invest in the shares in Limited, investors should read the Shareholder Circular and the Prospectus in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of BHP and the terms of the Shareholder Circular and Prospectus, including the merits and risks involved.

Forward looking statements

This release contains forward looking statements, including statements regarding: plans, strategies and objectives of management; approval of certain projects and consummation of certain transactions; unification, including, but not limited to, the perceived benefits of unification and expectations around the financial impact of unification on the BHP Group; future performance and future opportunities. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this release. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.

Forward-looking statements contained in this release apply only as at the date of this release. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable regulations, BHP will update or revise the information in this release. Otherwise, BHP will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.

No profit forecasts or estimates

No statement in this release is intended as a profit forecast or estimate and no statement in this release should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.

Notice to overseas shareholders

The distribution of this release into a jurisdiction other than the United Kingdom or Australia may be restricted by law and therefore persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the BHP to distribute this release in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, this release may not be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

Notice to US investors

The securities to be issued by Limited in connection with Unification have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Any securities to be issued if Unification is completed are anticipated to be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the High Court of Justice in England and Wales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 20, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary